INTEGRITY APPLICATIONS, INC.
102 Ha’Avoda Street
P.O. Box 432
Ashkelon L3 78100
972 (8) 675-7878

January 16, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington D.C. 29549
Attn:  Thomas Jones

Re:         Integrity Applications, Inc.
Registration Statement on Form S-1 (File No. 333-176415)
Application for Withdrawal

Dear Mr. Jones:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Integrity Applications, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-176415), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was initially filed with the Commission on August 22, 2011, pre-effectively amended on each of October 7, 2011, October 27, 2011 and November 10, 2011, and post-effectively amended on September 28, 2012.

The Registration Statement relates to the resale by the selling stockholders named therein (“Selling Stockholders”) of up to 1,295,545 shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) and was filed by the Company pursuant to the terms of a registration rights agreement (the “Registration Rights Agreement”) by and among the Company, Andrew Garrett, Inc. and the Selling Stockholders.  No Selling Stockholder has sold any shares of Common Stock pursuant to the Registration Statement or the prospectus contained therein and the obligations of the Company to maintain the registration of the Common Stock covered by the Registration Statement pursuant to the Registration Rights Agreement have lapsed.

Pursuant to Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.  Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

If you have any questions regarding this application , please contact the Company’s outside counsel, Robert L. Grossman of Greenberg Traurig, P.A., at (305) 579-0756.

Very truly yours,

/s/ Avner Gal
Avner Gal
Chief Executive Officer